SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 25, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 35300396090

MINUTES OF THE COMPANHIA SIDERÚRGICA NACIONAL ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 25, 2014, AND DRAWN UP IN SUMMARY FORMAT

1.    Date, time and venue: Annual Shareholders’ Meeting held on April 25, 2014, at 11:00 a.m., at the Company’s headquarters, located at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo.

2.      Call Notices: Call notices were published on April 10, 11, and 15, 2014, in the Official Gazette of the State of São Paulo on pages 57, 72 and 149, and in Valor Econômico newspaper on pages B5, B10 and C9, respectively, which will be filed at the Company’s headquarters.

3.    Attendance: Shareholders representing more than the majority of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book, as well as the representative of Deloitte Touche Tohmatsu Auditores Independentes, Mr. Roberto Promenzio, and the Company’s Executive Officer, Mr. David Moise Salama.

4.      Presiding: appointed by the Chairman of the Company’s Board of Directors, Mr. David Moise Salama chaired the meeting and invited Claudia Maria Sarti to act as secretary.

5.      Agenda: (i) To  appraise the Management’s Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2013; (ii)  To resolve on the allocation of net income for the fiscal year ended on December 31, 2013; (iii)  to ratify the distribution of dividends and the payment of interest on equity approved by the Board of Directors' Meetings; (iv)  to establish the number of members of the Board of Directors and elect its members; (v)  To establish the management’s annual global compensation for 2014.

6.    Resolutions: The following resolutions were taken by shareholders representing more than the majority of the Company’s voting capital, with the abstention of those legally prevented from voting, with abstentions registered as the case may be and vote instructions filed at the Company’s headquarters:

6.1. Approval for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law nº 6,404 of December 15, 1976 ("Law nº 6404/76").

6.2. Approval, by unanimous vote of attending shareholders, of the waiving of the reading of the Financial Statements, the Management Report and the Independent Public Accountants’ Report, as all attending shareholders are cognizant thereof.

6.3. Approval, by the majority of attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, with the abstention of those legally prevented from voting, (i) of the Management’s Accounts, (ii) the Financial Statements and (iii) the Management Report related to the fiscal year ended December 31, 2013, as released on February 28, 2014 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and published on March 21, 2014 in the Valor Econômico newspaper (pages 1 to 18) and in the Official Gazette of the State of São Paulo (pages 23 to 40).

6.4. Approval, by the majority of attending shareholders, being the abstentions filed at the Company’s headquarters, the allocation of net income for the fiscal year ended December 31, 2013, totaling R$509,024,800.40, plus the reversal of a portion of the statutory reserve, totaling R$316,426,439.62, totaling the amount of R$825,451,240.02 allocated as follows: R$25,451,240.02 to the legal reserve and R$800,000,000.00 already distributed as dividends and interest on equity and, hereby ratified as approved by (i) the Board of Directors Meeting held on August 6, 2013, that resolved on the distribution of R$210,000,000.00 as dividends and the payment of R$90,000,000.00 as interest on equity; and (ii) the Board of Directors Meeting held on November 13, 2013, which resolved on the distribution of R$400,000,000.00 as dividends and the payment of R$100,000,000.00 as interest on equity.

6.5. Approval, by the majority of attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, that the Board of Directors will be composed by eight (8) members, with the election of the following members to compose the Company’s Board of Directors: Firstly, in accordance with Article 13, paragraph 2, of the Bylaws, the shareholders reelected ANTONIO FRANCISCO DOS SANTOS, Brazilian, married, business administrator, bearer of the identification document (IFP) no. 1.307.360, inscribed in the roll of individual taxpayers (CPF/MF) under number 112.375.706-20, as appointed by CSN Invest Fundo de Investimentos em Ações. Immediately thereafter, the shareholders reelected BENJAMIN STEINBRUCH, Brazilian, married, business administrator, bearer of the identification document (RG) no. 3.627.815-4 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 618.266.778-87, resident and domiciled in the city and state of São Paulo; JACKS RABINOVICH, Brazilian, married, engineer, bearer of the identification document (RG) no. 1.179.678 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 011.495.638-34, resident and domiciled in the city and state of São Paulo; FERNANDO PERRONE, Brazilian, married, lawyer, bearer of the identification document (IFP) no. 2.048.837, inscribed in the roll of individual taxpayers (CPF/MF) under number 181.062.347-20, resident and domiciled in the city and state of São Paulo; YOSHIAKI NAKANO, Brazilian, married, business administrator, bearer of the identification document (RG) no. 5.157.491-3 and inscribed in the roll of individual taxpayers (CPF/MF) under number 049.414.548-04, resident and domiciled in the city and state of São Paulo; ALOYSIO MEIRELLES DE MIRANDA FILHO, Brazilian, married, lawyer, bearer of the identification document (RG) no. 51998920 IFP/RJ, inscribed in the roll of individual taxpayers (CPF/MF) under number 715.343.187-04, resident and domiciled in the city and state of São Paulo and ANTONIO BERNARDO VIEIRA MAIA, Brazilian, married, business administrator, bearer of the identification document (RG) no. 042416875 IFP/RJ, inscribed in the roll of individual taxpayers (CPF/MF) under number 510.578.677-72, resident and domiciled in the city and state of São Paulo, and elected Mr. LUIS FELIX CARDAMONE NETO, Brazilian, married, business administrator, bearer of the identification document (RG) no. 11.759.329-1 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 042.649.938-73, resident and domiciled in the city and state of São Paulo. As a result, the Company’s Board of Directors will be composed by Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Fernando Perrone, Yoshiaki Nakano, Aloysio Meirelles de Miranda Filho, Antonio Bernardo Vieira Maia and Luis Felix Cardamone Neto, all with term of office until the 2015 Annual Shareholders’ Meeting.

6.6 Approval, by the majority of attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, of the Management’s annual global compensation at a maximum of R$78,485,750.00.

7.    Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was resumed and these minutes were read, found in compliance and signed by the Chairman, the Secretary and all attending shareholders.

8.    Documents Filed: The Annual Shareholders’ Meeting Call Notice, the Management Report, the Financial Statements and the Independent Public Accountants’ Report, the Management Proposal, as well as the voting guidelines presented are filed at the Company’s headquarters.

This is a free English translation of the original minutes filed in the Company's records.

São Paulo, April 25, 2014.

_______________________________

Claudia Maria Sarti

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.